UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70405

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ASHFORD SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14185 DALLAS PARKWAY, SUITE 780
(No. and Street)

DALLAS	TX	75254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

G. BRUCE SUMNER	(469) 729-0507	bsumner@ashfordsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Ave	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, G. Bruce Sumner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ASHFORD SECURITIES LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: SVP, Principal Financial Officer

SUSAN MOON
Notary Public, State of Texas
Comm. Expires 02-21-2026
Notary ID 125591153

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASHFORD SECURITIES LLC

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

ASHFORD SECURITIES LLC
Notes to the Statement of Financial Conditions
December 31, 2021

Table of Contents

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of Ashford Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ashford Securities LLC as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ashford Securities LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ashford Securities LLC's management. Our responsibility is to express an opinion on Ashford Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ashford Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co.

McBee & Co., PC

We have served as Ashford Securities LLC's auditor since 2019.
Dallas, Texas
March 31, 2022

ASHFORD SECURITIES LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	1,724,254
Furniture and fixtures		
(net of accumulated depreciation of $45,761)		63,684
Clearing Deposit		50,000
Other assets		225,598
Total assets	$	2,063,536

Liabilities and Member's Equity

Liabilities:		
Payable to affiliates	$	442,032
Accrued expenses		307,052
Total liabilities		749,084
Member's Equity		1,314,452
Total liabilities and member's equity	$	2,063,536

See accompanying notes to financial statements.

(1) Description of Business

Ashford Securities LLC (the "Company") is a Delaware limited liability company and is located in Texas. The Company is a wholly-owned subsidiary of Kylemore Holdings LLC which is an indirect subsidiary of Ashford Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholesaler and dealer manager of direct participation programs ("DPPs"), including business development companies ("BDCs"), on a best efforts basis, which may be distributed through private placements (including those offered pursuant to Regulation D) or registered offerings under the Securities Act of 1933, as amended (the "Securities Act").

The Company is also a wholesaler and dealer manager of non-listed securities of non-traded real estate investment trusts ("NT-REITs") and non-listed securities of traded real estate investment trusts ("REITs"), including preferred securities, on a best efforts basis, which may be distributed through private placements (including those offered pursuant to Regulation D) or registered offerings under the Securities Act.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period are affected by these estimates, the most significant of which are disclosed in the notes to the financial statement. Estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

(c) Cash and Cash Equivalents

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

(d) Leases

The Company applies ASC Topic 842, Lease Accounting. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the period ended December 31, 2020 no agreements or arrangements were entered into that would be classified as a lease under the guidance.

(e) Income Taxes

The Company is a single member Limited Liability Company and is treated as a disregarded entity for Federal and state/local income tax purposes and therefore any income or loss is included in the consolidated federal and state/local income tax returns of the Parent. The Company is not subject to federal and state income taxes.

(3) Transactions with Related Parties

On June 10, 2019, the Company entered into an agreement with Ashford Hospitality Advisors LLC ("Affiliate"), where the Affiliate agreed to furnish to the Company certain administrative services and to pay certain expenses on behalf of the Company.

As of December 31, 2021, a payable to Affiliates of $442,032 is reported on the Statement of Financial Condition related to this arrangement.

In 2021, the Company's revenues were derived from securities transaction of a single publicly traded REIT, Braemar Hotels & Resorts Inc ("Braemar"). Braemar is a party to an agreement to fund the operations of the Company along with other Ashford Inc. affiliates.

(4) Furniture and Equipment

ows:

Asset Class		Cost		Accumulated Depreciation		Net
Furniture & fixtures	$	109,445	$	(45,761)	$	63,684
Total	$	109,445	$	(45,761)	$	63,684

Depreciation expense was $25,428 during 2021, and is included in the statement of operations.

(5) Net Capital Requirement

The Company is a member of the Financial Industry Regulatory Authority, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $1,025,170, which was $975,231 in excess of its minimum requirement of $49,939. The Company's ratio of aggregate indebtedness to net capital was 73% at December 31, 2021.

(6) Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

(7) Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards setting bodies are not expected to have a material impact on the Company's financial statements.

(8) Risks and Uncertainties

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are

highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be adversely affected.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2021 that would require recognition or disclosure in these financial statements through March 31, 2022, which is the issuance date of these financial statements.

The Company received a contribution of capital of $1,000,000 in form of cash from its member on February 25, 2022. There were no other subsequent events which would require disclosure in the footnotes to the financial statement.